UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                               ENDOVASC LTD., INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its Charter)


        Nevada                                               76-0512500
 ---------------------------                            -------------------
(State of other jurisdiction                           (I.R.S. Employer
of incorporation or                                     Identification No.)
organization)


 15001 Walden Road, Suite 108, Montgomery, TX                       77356
 --------------------------------------------                       -----
(Address of principal executive offices)                          (Zip Code)


Issuer's Telephone number:   (409) 448-2222
                             --------------

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

(a)      Business Development

         Endovasc Ltd., Inc., (the "Company" or the "Registrant" ) is a Nevada corporation which was originally incorporated on June 10, 1996 under the name of Endovasc. The Company was authorized to issue an aggregate of 25,000 shares of capital stock with a par value of $0.001 per share. The Company filed a Certificate of Amendment to the Articles of Incorporation on September 5, 1996 increasing the authorized shares to 100,000,000 shares of common stock, par value $0.001 per share. On May 28, 1997, the Company filed a Certificate of Amendment of Articles of Incorporation changing the name of the Company to Endovasc Ltd., Inc. On June 2, 1997, the Company filed a Certificate of Amendment of Articles of Incorporation increasing the authorized shares to 120,000,000 shares of capital stock, par value $0.001 per share, of which 100,000,000 shares are common shares and 20,000,000 shares are preferred shares.

         In December of 1997, the Company offered to sell certain securities under Regulation D, Rule 504, which it closed on or about July 1, 1998. Immediately thereafter, the Company offered a second offering under the same regulation which became fully subscribed on or about August 1, 1999. The combined funds raised totaled One Million Dollars ($1,000,000), or Five Hundred Thousand Dollars ($500,000) on each offering.

         The Company has not been subject to bankruptcy, receivership or any similar proceeding.

         The Company maintains offices at 15001 Walden Road, Suite 108, Montgomery, Texas 77356. As of October 13, 1999, 7,296,496 shares of the Company's authorized shares of common stock were issued and outstanding. No shares of preferred stock have been issued.

(b)      Business of the Registrant

(1)      Principal Products and Services

         The Company develops biotechnology products for marketing or licensing in the human health care industry. In this regard, the Company has focused on developing products related to the treatment of patients who have undergone angioplasty treatment for vessel blockages.

         Patients who become critically ill due to vessel blockage are treated with bypass or medical therapy or in many cases are treated with an angioplasty procedure. The angioplasty procedure uses a small balloon like structure to open blocked blood vessels. Quite often angioplasty patients develop new blockages after treatment. The Company has focused on developing products to reduce the occurrence of new blockages after angioplasty procedures.

         The Company has found that a naturally occurring hormone called prostaglandin E1 may prevent secondary blockages from occurring if it can be used at the same time that an angioplasty is preformed. Unfortunately, prostaglandin E1 has a short life in the blood stream, not quite long enough to produce the effect needed to prevent the reclosure. The Company is developing a method of delivering prostaglandin over a long period of time thereby increasing the therapeutic effect of the hormone.

         In this regard, the Company is using methods described in two patents transferred to the Company to create an effective delivery system for prostaglandin. The Company's technology has been developed around its US Patents No. 4,820,732, "Method and Compositions for Reducing Dysfunction in Angioplasty Procedures," and No. 4,955,878, "Kit for Treating Arterial Dysfunction Resulting from Angioplasty Procedures".

         The products created by the Company using the methods described in the patents consist of putting prostaglandin into tiny "artificial cells" called liposomes. Liposomes are extremely small cell-like structures composed of a thin, but durable, membrane that surrounds a hollow compartment containing an active drug, protecting the drug from the outside environment. The liposome is capable of regulating the transport of molecules in and out of the enclosed compartment. The, liposomes may be used to control the passage if drugs through the membrane and to the intended body site for absorption or action.

         The Company's products use liposomes filled with prostaglandin to penetrate the area of the angioplasty-treated blood vessel wall. Once in place these liposomes slowly dissolve and continuously release prostaglandin over a specific period of time. The prostaglandin can thereby treat the effected area over a longer period of time than it could without the liposomes. The Company's liposome/prostaglandin products are protected by US Patent 4,820,732, US Patent 4,955,878 and Notice of Allowance to US Ser. No. 07/797,743 received on March 1, 1999, and Trademark Application Ser. No. 75/632,736' (LiprostinTM) and various patents pending.

     The Company's lead product is called Liprostin(TM). The Company intends to use Liprostin(TM) to coat surgical stents. Such stents are used in vascular surgical procedures such as angioplasty and in the treatment of critical limb salvage. Stents are small structures used in vascular surgery to support vessel healing and instilling agents that promote the healing process. The Company is in the clinical trial testing procedure necessary to obtain the Federal Drug Administration's approval for the sale of Liprostin(TM) in the Untied States. The Company intends to commence Phase I/II testing by January 1, 2000.

(2)      Distribution Methods

         Once the Company has completed clinical testing of Liprostin(TM) and obtained FDA approval for the sale of the drug, Liprostin(TM) will be sold alone or in a kit containing a delivery catheter and a stent or other components. The Company intends to promote the product through peer review, seminars, journals and direct sales. The Company intends to market its Liprostin(TM) coated surgical stents via marketing partners with experience in the marketing and distribution of medial products. If no suitable partner is found the Company likely will use either a public or private offering of its securities, either equity or debt, to raise funds necessary to create the production, marketing and distribution infrastructure necessary to bring its products to market.

(3)      Status of Publicly Announced New Products or Services

         At the time of the filing of this Form 10-SB, the Company's primary product, Liprostin(TM), has received preclinical approval to file the IND for Phase I/II of its clinical trials. The Company estimates that both phases of clinical trial will be complete by approximately December 31, 2000.

(4)      Competition

         The Company faces well established and well funded competition from other companies using liposomes for drug delivery. These include Eli Lilly, The Liposome Company and Schering-Plough. These companies generally use liposome for the delivery of antitumor drugs. While the Company's stents coated in
Liprostin(TM) can be use in antitumor treatment, the Company primarily intends to market Liprostin(TM) in connection with angioplasty treatments.

         Competition in this area is limited at present as only ReoPro sold by Censtocor and marketed by Eli Lilly is being used in angioplasty and no product is available to treat critical limit ischemia (cu), the Company's first indication for approval.

(5)      Raw Materials and Principal Suppliers

         At the time of the filing of this Form 10-SB, the Company is still in the process of test its products in clinical trials. Commercial production of production of products had not begun.

(6)      Dependence on Major Customers

         As indicated throughout this Item 1, the Company is in the organizational stage and is in the process of developing, manufacturing and distributing its biopharmaceutical products. At this point in time, the Company has no sales and accordingly, no major customers.

(7)      Patents, Trademarks, Licenses, Copyrights, etc.

         The Company owns two patents. US Patents No. 4,820,732, "Method and Compositions for Reducing Dysfunction in Angioplasty Procedures," and No. 4,955,878, "Kit for Treating Arterial Dysfunction Resulting from Angioplasty Procedures".

         The Company also has applied for trademark protection for the name Liprostin(TM) under Trademark Application Ser. No. 75/632,736. In May of 1999, USPTO notified the Company that its pending Patent US Ser. No. 09/309,949 would be allowed (Notice of Allowance).

(8) Governmental Approval, Effect of Governmental Regulations and Costs and Effects of Compliance with Environmental Laws

         The Company anticipates that governmental regulation will significantly impact upon the time in which the Company can market its biopharmaceutical products in the United States. Initially, the Company must comply with FDA procedures to gain approval for its products. Such approval process involves clinical testing which occurs in three phases to demonstrate safety and efficacy of the product. Phase I clinical trials consist of testing for the safety and tolerance of the product with a small group of subjects and may also yield preliminary information about the effectiveness and dosage levels of the product. Phase II clinical trials involve testing for efficacy, determination of optional dosage and identification of possible side effects in a larger patient group. Phase III clinical trials consist of additional testing for efficacy and safety with an expanded patent group. After the product has been approved for marketing, Phase IV post-marketing surveillance studies may be required to provide additional data to the FDA for longer term follow-up concerns.

         Upon successful completion of Phase III testing, either a New Drug Application (NDA) or Product License Application (PLS) can be filed, depending upon whether the product is designated as a drug or a biological, respectively. Either approval requires a review of detailed data of the results of clinical studies, the composition of the drug or biological, the labeling that will be used, information on manufacturing methods, and samples of the products. After the FDA completes its review of the application, the product is typically reviewed by a panel of medical experts, and the applicant required to answer questions on its safety and efficacy. At the recommendation of the panel, an NDA or PLA may be granted and the product may then be marketed.

         The Company anticipates that even after FDA approval, the Company's products will be subject to FDA regulation.

(9)      Research and Development in the Last Two Years

         During the last two years, the Company has been primarily involved in developing its anti-restenosis stent coatings and its liposomes for treating vascular disease. Both projects are developed and, in the Company's opinion, are ready for human clinical trials. The Company has collaboration with outside partners on its stent coatings, but is at present taking its liprostinTM liposome to market without corporate alliances.

(10)     Employees

         As of October, 1999, the Company had five (5) full-time employees. Three of the officers and directors of the Company also perform services on behalf of the Company but do so on a non-exclusive basis. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.

(c)      Reports to Security Holders

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

(d)      Year 2000 Disclosure

State of Readiness

         The Company does not anticipate any problems in dealing with year 2000 issues. All of the Company's computer systems have been acquired within the last year and are year 2000 compliant. All such systems have computer processors capable of properly recognizing dates past 1999. The Company's computer systems are used primarily for word processing, bookkeeping and Internet communications. The Company keeps current with all updates and revisions of all software used in connection with the Company's business. The Company's current word processing accounting and Internet communications software is year 2000 compliant. From an internal standpoint, the Company is year 2000 ready.

         The Company's business may be impacted by the year 2000 readiness of third parties with whom the Company has a material relationship. Such parties include banks, telephone companies, attorneys, accountants and transfer agents. The Company has made inquiry of its transfer agent, Nevada Agency and Trust Company, its attorneys and its accountant regarding their year 2000 readiness. All of the Company's attorneys, its accountant and its transfer agent are year 2000 compliant. Larger vendors, such as banks and telecommunications companies, have represented themselves as year 2000 compliant.

Costs of Year 2000 Issues

         The Company's costs of remediating any year 2000 issues has been inconsequential. Such costs total no more than a few thousand dollars. Indeed, the general need to upgrade and replace computer systems was more of a factor in recent computer hardware and software acquisitions than the year 2000 was in connection with the computer systems the Company uses.

Year 2000 Issues, Risks and Contingency Plans

         The most reasonable worst case scenario the Company faces as a result of year 2000 issues is the failure of third party service providers, such as banks or telecommunications companies, failing as a result of their failure to properly remediate any year 2000 problem they may have. If that happens, the Company will deal with service providers who have not failed to remediate their year 2000 issues. Management does not anticipate that the costs of changing such third party service providers will be significant.

--------------------------------------------------------------------------------
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------

PLAN OF OPERATION

         From time to time, the Company may publish forward-looking statements relating to certain matters, including anticipated financial performance, business prospects, product development and other similar matters. All statements other than statements of historical fact contained in this 10-SB or in any other report of the Company are forward- looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of that safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. In addition, the Company disclaims any intent or obligation to update those forward-looking statements.

         As was indicated in the notes to the financial statements, the Company is primarily a developer and marketer of proprietary biopharmaceutics for the human healthcare industry. The products are delivered in very small micro spheres called liposomes which can range in size from 50 mm to 10,000 mm or more, or in conjugated compounds containing the drug on the surface of various prosthesis. These products are protected by US Patent 4,820,732, US Patent 4,955,878 and Notice of Allowance to US Ser. No. 07/797,743 received on March 1, 1999, and Trademark Application Ser. No. 75/632,736 (LiprostinTM) and various patents pending.

Liquidity and Cash Requirements

         For a complete understanding, this Plan of Operations should be read in conjunction with Part I Item 1. Description of Business and Part F/S - Financial Statements to this Form 10-SB.

         During the period from inception, June 10, 1996 to June 30, 1999, the Company has not generated any revenue from the sale of products and does not expect to generate any material revenue from sale of products for at least the following twelve months.

         However, during the next 12 months, management of the Company will attempt to generate revenue by enhancing its ongoing research and development services. In July 1999, the Company established one such program with C. R. Bard, Inc. ("Bard") of Murray Hill, New Jersey. The Company and Bard are collaborating on the development of new bioactive coatings for vascular stents, which may inhibit or prevent neoplastic encroachment (restenosis) and premature closure of Bard's peripheral stent and graft prosthesis. The above agreement also called for a "standstill" and "quiet period" for six months while Bard carried out certain due diligence on both the current research and development and the Company's core technologies. Although there can be no assurances, the Company is hopeful that this collaboration may result in a license or similar agreement some time during the next 12 months, which may alleviate the Company's cash flow needs and its complete reliance on the need to secure funds through small private placements of its debt and equity securities and its dependency on personal loans from Dr. Summers.

         As discussed above, research and development services are being sought in order to generate revenues to assist in the cost of operations as opposed to solely relying on the sale of equity or debt securities. However, these services and revenues are dependent upon the ability of the Company primarily through its founder, Dr. David Summers, to continue to be actively involved in the development of new and novel technologies, which are of interest to potential outside company collaborators and partner. Should Dr. Summers not be able to continue to provide such services, the Company would be forced to recruit and employ personnel capable of performing similar services and there is no assurance that such persons could be recruited and employed to provide these services, thus exposing the Company to potential loss of revenues tied to the services.

         In addition, the Company's projected income for the coming 12 months is dependent on the timely acceptance of the Company's request for Food and Drug Agency ("FDA") approval of its Phase I and Phase II clinical trials of its main product Liprostin(TM), for treatment of critical limb salvage. There is no assurance that the FDA will approve the Company's submission as submitted. It is possible that undue delays by the FDA will present opportunities for other treatments to become available from larger companies with greater financial and logistical resources. It also is possible that the FDA will not approve Liprostin(TM).

         Either of the two events described above could have an adverse impact on the Company's ability to continue operations. Other than discussed above, the Company knows of no other trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity.

         As of June 30, 1999, the Company had an accumulated deficit of ($2,776,737) funded primarily by paid-in capital. During the years ended June

30, 1999 and 1998, the Company had losses from operations of $796,543) and ($1,032,834), respectively. The Company expects that losses from operations will continue until such time as product sales or research and development services generate sufficient revenues to fund its continuing operations, as to which there can be no assurance.

           In December 1998, the Company offered to sell certain securities under a Regulation D, Rule 504 exemption, which became fully prescribed in August 1999 for a combined total of $1,000,000. The Company intends to continue to raise capital as needed via private placement of its securities, will seek lines of credit and will solicit the sale of licenses and/or sale of its potential technologies if so required.

Research and Development

         The Company will continue to attempt to develop new indications for its core product LiprostinTM, which may enable it to avoid serious impact from the uncertainties of (1) continued collaboration with Bard, or (2) the inability to recruit other partners, collaborations or licensees for its technologies by developing new uses for its prostaglandin coatings, such as use in hip or bone prosthesis to promote rapid bone growth, use of prostaglandin and other therapeutic agents for treatment of cancer, inflammatory disease, liver disease and other diseases which prostaglandin has demonstrated safety and efficacy.

         1. The Company has begun testing its first product, a liposomal encapsulation of a natural occurring hormone, prostaglandin E-1 ("PGE-1") in laboratory and animal models and is at present awaiting response from the US Food and Drug Agency for approval to commence Phase I/II human trials. Although the submission is planned for during the first quarter of the year 2000 and should be reviewed and responded to by the FDA within the statutory 45 days, there can be no assurance that this will be the case. It could be delayed if the FDA requires additional information or tests which may necessitate resources and/or financial outlays beyond the Company's capabilities. Consequently, this may substantially impact the Company to the point that the Company may be required to (a) cease operations, (b) out-license the product to a third party, or (c) drop the product entirely.

         2. The Company continues to devote the majority of its funds and revenues on (a) its core product LiprostinTM, and (b) its collaborations and potential licensing agreements.

         3. To date, all of the Company's research and development has been carried out without the need of additional plant and equipment other than what the Company purchased during its first year of operation. Although there can be no assurances that our collaborations or research and development agreements may required additional plant and equipment, the Company has no plans for such outlays.

         Employees will be added as needed by the size and complexity of the Company's business.

Going Concern Issue

     The report from the Company's independent accountants includes an explanatory paragraph which describes substantial doubt concerning the ability of the Company to continue as a going concern, without continuing additional contributions to capital. The Company may incur losses for the foreseeable future due to the significant costs associated with research and development activities and operation expenses which will be necessary for further development of applications for the Company's products and its research and development services. See "Financial Statements - Report of Independent Accountants" and Note 9 - Going Concern Considerations.

Costs of Filing Periodic Reports

         The filing of this Form 10-SB registration statement subjects the Company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the Company's business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The annual auditor's services must be paid for in cash. Should cash not be available to pay for the auditor's services, the Company will have to borrow the needed funds from sources not yet identified.


--------------------------------------------------------------------------------
ITEM 3.           DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

(a) Principal Plants and Property and Description of Real Estate and Operating Data.

         The Company owns no real property. It leases office space at its address in Montgomery, Texas.

(b)      Investment Policies

         The Company's plan of operations is focused on the sale and promotion of its biopharmaceutical products as described in Item (1) of this part. Accordingly, the Company has no particular policy regarding each of the following types of investments:

         (1) Investments in real estate or interests in real estate; (2) Investments in real estate mortgages; or (3) Securities of or interests in persons primarily engaged in real estate activities.


--------------------------------------------------------------------------------
ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT
--------------------------------------------------------------------------------

(a)      Security Ownership of Certain Beneficial Owners:

         The following information sets forth certain information as of October 30, 1999 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock:


                           (2)
(1)                 Name and Address                               (3)                         (4)
Title               of Beneficial                            Amount and Nature of           Percent of
of Class            Owner                                   Beneficial Ownership              Class
--------            ----------------                        ---------------------           ----------

Common              David P. Summers                            2,167,7001                   29.7%
                    15001 Walden Rd., Suite 108
                    Montgomery, TX   77356

Common              Gary R. Ball                                  533,0002                    7.3%
                    19015 Lockridge
                    Spring, TX   77373

Common              Cede & Co.                                   2,909,919                   39.9%
                    P.O. Box 222
                    Bowling Green Station
                    New York, N.Y.  10274

(b)      Security Ownership of Management:

                           (2)
(1)               Name and Address                                  (3)                        (4)
Title             of Beneficial                            Amount and Nature of               Percent of
of Class          Owner                                    Beneficial Ownership               Class
--------          ----------------                         --------------------               -----

Common            David P. Summers                               2,167,700                   29.7%
                  15001 Walden Rd., Suite 108
                  Montgomery, TX   77356

Common            Gary R. Ball                                     533,000                   07.3%
                  19015 Lockridge
                  Spring, TX   77373

Common            M. Dwight Cantrell                                50,000                 Less than 1%
                  12777 Jones Rd., #102
                  Houston, TX  77070

Common            Claudio R. Roman                                    None                   0.0%

Common            All Directors and                              2,750,700                   37.7%
                  Officers as a Group

(c)      Changes in Control:

         There is no arrangement which may result in a change in control.

--------------------------------------------------------------------------------

                   1 Of  this  amount,  223,000  shares  are  owned  by  Dorothy
Summers, David P. Summers' wife.

---------------------
                    2 Of this amount,  5,000 shares are owned by Sherry R. Ball,
Gary Ball's wife.

----------------------------------------------------------------------------
TEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                 PERSONS
-------------------------------------------------------------------------------


(a)  Directors and Executive Officers

         As of October, 1999, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:


                                                                                        Period Served As
Name                                Age     Position                            Officer/Director*
----                                ---     --------                            -------------------------
David P. Summers                    61      Chief Executive Officer,            Inception to Present
                                            Chief Scientific Officer
                                            and a Director

Gary R. Ball                         39     Vice President of                   Inception to Present
                                            Research and
                                            Development, treasurer
                                            and a Director

M. Dwight Cantrell                   54     Chief Financial Officer             Jan. 1997 to Present
                                            and a Director

Claudio R. Roman                     42     Company Counsel                     Jan. 1997 to Present
                                            and a Director

*The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b)  Business Experience:

     Dr. David P. Summers, age 61, is the Chief Executive Office and Chief Scientific Officer of Endovasc and serves as a director as well. Dr. Summers has worked in this capacity since the Company's inception. Prior to founding Endovasc, Dr. Summers founded American BioMed, Inc. in 1984 and served as its President and CEO until June of 1995. Dr. Summers is a Fellow in the American College of Angioplasty and am engineer/inventor of a number of medical devices used primarily to treat cardiovascular diseases. He is the author of 18 issued patents and has 8 patents pending. Prior to Founding American BioMed, he was employed in marketing and management with C.R. Bard, Inc., a manufacture and distributor of cardiovascular medical products, Karl Stortz Endoscopy, and endoscopic instrument company, and Pall Corporation, a manufacture and distributor of blood filtration products for medical use. Dr. Summers received a M.B.A. degree from Pepperdine University in 1989 and received a doctorate in 1992 in International Economics and Kennedy-Western University. He holds membership in the New York Academy of Sciences, American Association of Advancement of Science, Houston Inventors Association, International Society for Endovascular Surgery, European Vascular Society and is a Senior Member of the Society of Plastic Engineers.

     Gary R. Ball, age 39, is the Vice President of Research and Development, treasurer and a Director of the Company. Mr. Ball has degree in electrical and mechanical engineering has experience in micro processor technology and research and development. His is a co-inventor of two U.S. patents, including a spinal dissector and vascular stent. Mr. Ball has developed these products from inception into devices for spinal procedures and devices for supporting blood vessels. He is experienced in designing, researching and developing prototypes, reliability testing and patent research and filing. Mr. Ball has designed animal protocols for testing and has been responsible for human clinical studies and regulatory approvals.


         M. Dwight Cantrell, age 54, is the acting Chief Financial Officer and a Director of the Company. Mr. Cantrell graduated from Southern Ohio University in 1967 and is a public accountant with 31 years of experience. He was formerly CFO for a $100 million electrical supply company and has been self-employed as a private consultant to several Houston area banks for over 30 years.

         Claudio R. Roman, age 42, is the General Counsel and a Director of the Company. Mr. Roman is a practicing attorney, who received his law degree from University of Houston School of Law in 1984.

(c)      Directors of Other Reporting Companies:

         None of the Company's officers and directors are officers or directors of any other reporting company.

(d)      Employees:

         The Company employs five (5) full time employees. The officers and directors who are identified above are also significant employees of the Company.

(e)      Family Relationships:

         Gary R. Ball, Vice President of Research and Development, Treasurer and a Director of the Company, is the son-in-law of David P. Summers, Chief Executive Officer, Chief Scientific Officer and a Director of the Company.

(f)      Involvement in Certain Legal Proceedings:

         Except as noted below, none of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

                  (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.


         David R. Miller, a former officer of the Company, was charged and indicted for grand theft from the Company. The matter is pending in the District Court for the State of Texas. A trial date was set for September 13, 1999, but Mr. Miller failed to appear forfeiting his bond.

--------------------------------------------------------------------------------
ITEM 6.           EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

         The following table sets forth information about compensation paid or accrued by the Company during the years ended June 30, 1999 and 1998 and 1997 to the Company's officers and directors. None of the Executive Officers of the Company earned more than $100,000 during the years ended June 30, 1999, 1998 and 1997.


                                                             Summary Compensation Table

                             Long Term Compensation
                                                       ----------------------------------------
                             Annual Compensation       Awards                       Payouts
                             -------------------       ------                       -------
                                                    (e)                        (g)
                                                   Other     (f)            Securities      (i)

 (a)                                              Annual  Restricted     Under-   (h)      Other
Name and                             (c)    (d)   Compen- Stock          Lying    LTIP    Compen-
Principal                   (b)    Salary  Bonus  sation  Awards         Options/ Payouts sation
Position                    Year   $       ($)     ($)     ($)            ($)     ($)      SARs(#)
--------                   ------  ------  -----  ------  -----         --------  ------  -------

David P. Summers
CEO, Chief                 1999    $75,000$ None  $ None  $ None      1,000,000   $0.25    None
Scientific                 1998    $60,000$ None  $ None  $ None           None    None    None
Officer and                1997    $60,000$ None  $ None  $ None           None    None    None
a Director

Gary R. Ball
Vice President             1999    $60,000$ None  $ None  $ None         500,000  $0.25    None
Research and               1998    $60,000$ None  $ None  $ none           None    None    None
Development,               1997    $60,000$ None  $ None  $ None           None    None    None
Treasurer and
a Director

Dwight Cantrell
______________             1999    $ None $ None  $ None  $ None         100,000   $0.25    None
and a Director             1998    $ None $ None  $ None  $ none           None     None    None
                           1997    $ None $ None  $ None  $ None           None     None    None

Claudio R. Roman
______________             1999    $ None $ None  $ None  $ None           50,000   $0.25   None
and a Director             1998    $ None $ None  $ None  $ none           None      None   None
                           1997    $ None $ None  $ None  $ None           None      None   None

Directors of the Company receive no compensation for their services as directors.

--------------------------------------------------------------------------------
ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's capital stock, or members of their immediate families had, or is to have, a direct or indirect material interest, except as follows:

         Effective October 1, 1999, the Company entered into a stock option agreement with Dr. David P. Summers. Under this agreement, Dr. Summers is granted an option to purchase up to 1,000,000 shares of the Company's common stock at a purchase price below the prevailing market price. The option is for a five year period ending October 31, 2004.

         Effective December 9, 1997, the Company entered into a stock option agreement with Gary R. Ball. Under this agreement, Mr. Ball is granted an option to purchase up to 600,000 shares of the Company's common stock at a purchase price below the prevailing market price. The option is for a three year period expiring December 8, 2000.

         During the fiscal year ended June 30, 1998, the Company also entered into an agreement with M. Dwight Cantrell under the terms of which he was compensated for past services as a director of the Company. Under the terms of this agreement, Mr. Cantrell was granted an option to purchase 50,000 shares of the Company's common stock at a purchase price of $0.75 per share for a term of three years.

         During the fiscal year ended June 30, 1999, the Company entered into an agreement with Claudio Roman, Esq., under the terms of which he was compensated for past services as legal counsel for the Company. Under the terms of this agreement, Mr. Roman was granted an option to purchase 50,000 shares of the Company's common stock at a purchase price of $0.25 per share for a term of three years.

         During the fiscal year ended June 30, 1998, the Company entered into an agreement to purchase the rights to patent number 4,820,732 and patent number 955,878 from Francis Pizzulli. The purchase price was $125,000, $50,000 of which was payable upon execution and $75,000 of which was due by December 31, 1997. The agreement also called for the issuance of 200,000 shares of the Company's common stock. The Company made the initial $50,000 payment and issued the 200,000 shares of stock. The stock was issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. However, the Company did not make the $75,000 payment as scheduled. The agreement indicated that if the final payment was not made within seven months from the execution of the agreement that the final payment would be increased to $150,000 plus the issuance an additional 200,000 shares of stock.

--------------------------------------------------------------------------------
ITEM 8.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

         Except as follows, the Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that will have a materially adverse effect upon the Company's financial condition or operation:

--------------------------------------------------------------------------------
ITEM 9.           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON
                  EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

Market Information:

         The Company's common stock is quoted for trading on the system of the National Association of Securities Dealers, Inc. ("NASDAQ"), known as the Bulletin Board under the symbol "ENDV". On November 15, 1999, the Company's stock may no longer qualify for such quotation because it will not by that date be a company that files reports with the Securities and Exchange Commission (the "Commission"). When this Form 10-SB registration statement becomes effective at the Commission 60 days after it is filed and after any comments that the staff of the Commission has with regard to this registration statement have been satisfied, management anticipates that one or more NASD-member market makers will apply for a resumption of quotation privileges on the OTC Bulletin Board.

         Management of the Company believes that the common stock will be quoted in the Pink Sheets during the period when it is not eligible for quotation on the OTC Bulletin Board. The Pink Sheets is a weekly publication of the National Quotation Bureau, a private business concern that lists the names, telephone numbers and indications of interest of broker-dealers in buying or selling the securities listed in the publication. Because the prices quoted are only indications of interest printed weekly, the trading markets of Pink Sheet companies tend to be thin, sporadic and volatile.

         The following table sets forth the range of high and low bid prices for the Company's Common Stock for each quarterly period indicated as reported by the NASDAQ Research department:

                                                             Common Stock
                           ---------------------------------------------------------------------------------
                           Quarter Ended                              High Bid                    Low Bid
                           ---------------------------------------------------------------------------------
                           September 30, 1999                          $0.4271                    $0.2709
                           June 30, 1999                               $0.8750                    S0.3750
                           March 31, 1999                              $0.9375                    $0.1563
                           December 31, 1998                           $1.4375                    $0.3125
                           September 30, 1998                          $5.50                      $0.375
                           June 30, 1998                               $N/A                       $N/A
                           March 31, 1998                              $N/A                       $N/A
                           December 31, 1997                           $N/A                       $N/A
                           September 30, 1997                          $N/A                       $N/A
                           June 30, 1997                               $N/A                       $N/A
                           March 31, 1997                              $N/A                       $N/A
                           December 31, 1996                           $N/A                       $N/A

Holders:

         There were approximately 59 holders of record of the Company's common stock as of October 13, 1999.

Dividends:

         The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

--------------------------------------------------------------------------------
ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------


         On or about July 25, 1997, the Company issued at total of 300,000 of its common stock pursuant to the exemption for registration provided by Regulation D. The total consideration paid the shares was $300,000, or $1.00 per share. Such shares were issued to the following individuals in the following amounts:

         Name                                        Shares
         ----                                        ------

         Ronald & Judy Neddings                      15,000
         Paul & Helen Jones                          30,000
         Rafael and Ana Moreno                       30,000
         Drexal Global Fund                         100,000
         Ebensfeld Corporation                      125,000

         On or about September 26, 1997, the Company issued 382,571 shares of its common stock for a total consideration of $500,000, or $1.30 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Such shares were issued to the following individuals in the following amounts:

         Name                                        Shares
         ----                                        ------

         Richard M. Johnson & Assoc.                 300,000
         James Mundt                                   3,571
         Claudio R. Roman                             20,000
         M. Dwight Cantrell                           25,000
         Nick Nichols                                 10,000
         Lester Summers                                1,000
         Dorothy Summers                               1,000
         Allan Burns                                   5,000
         Dan Halman                                    2,000
         Eric Gilles                                  10,000
         Charles Siedel                                5,000
         Susan Cohen, Esq.                             2,044

         On or about November 13, 1997, the Company issued 200,000 shares to Geothermica in consideration of certain patent rights. Such shares were valued at $4.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.


         On or about June 16, 1998, the Company issued 100,000 shares of its common stock to Alexander H. Walker, Jr. in consideration for legal services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 16, 1998, the Company issued 300,000 shares of its common stock to Dorothy Summers in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 30, 1998, the Company issued 50,000 shares of its common stock to Danilo D. Lasic in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 23, 1998, the Company issued 18,987 shares of its common stock to Nick A. Nichols, Jr. in exchange for patent counsel and filing services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 24, 1998, the Company issued 25,000 shares of its common stock to M. Dwight Cantrell in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 28, 1998, the Company issued 1,416 shares of its common stock to Janet S. Clark in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 28, 1998, the Company issued 1,190 shares of its common stock to James Mundt in exchange for dividends. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about October 19, 1998, the Company issued 2,083 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing the Company's brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 19, 1998, the Company issued 14,380 shares of its common stock to Susan Cohen in consideration for legal services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 30, 1998, the Company issued 50,000 shares of its common stock to James D. Regan in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 30, 1998, the Company issued 10,416 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing Company brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about December 29, 1998, the Company issued 650,000 shares of its common stock to Edward H. Burnbaum in exchange for escrow. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about January 8, 1999, the Company issued 35,556 shares of its common stock to Amram Rothman in exchange for purchase. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about January 14, 1999, the Company issued 20,000 shares of its common stock to Phoenix Investment Group in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 14, 1999, the Company issued 5,200 shares of its common stock to James Regan in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 22, 1999, the Company issued 10,116 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing Company brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 28, 1999, the Company issued 80,000 shares of its common stock to Amram Rothman in exchange for purchase. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about February 3, 1999, the Company issued 2,000 shares of its common stock to John G. Charles in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 3, 1999, the Company issued 5,200 shares of its common stock to James D. Regan in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 18, 1999, the Company issued 106,667 shares of its common stock to Amram Rothman in exchange for purchase. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about February 23, 1999, the Company issued 100,000 shares of its common stock to Patrick M. Rost in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about February 23, 1999, the Company issued 5,000 shares of its common stock to Shawn F. Hackman in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. Mr. Hackman returned these shares to the Company on or about September 1, 1999.

         On or about March 9, 1999, the Company issued 248,889 shares of its common stock to Amram Rothman in exchange for purchase. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about March 23, 1999, the Company issued 13,201 shares of its common stock to Hiroko Yoshida in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 6, 1999, the Company issued 127,348 shares of its common stock to Amram Rothman in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about April 13, 1999, the Company issued 5,166 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing Company brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 19, 1999, the Company issued 187,324 shares of its common stock to Mr. Amram Rothman in debt conversion. Such shares were valued at $0.3203 and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about April 29, 1999, the Company issued 139,132 shares of its common stock to Mr. Amram Rothman in debt conversion. Such shares were valued at $0.35937 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about May 20, 1999 the Company issued 65,308 shares of its common stock to Amram Rothman in exchange for purchase. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about May 27, 1999, the Company issued 1,000 shares of its common stock to Janet S. Clark in exchange for services. Such shares were valued at

0.3828 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 8, 1999, the Company issued 16,487 shares of its common stock to Hiroko Yoshida in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 24, 1999, the Company issued 124,444 shares of its common stock to Amram Rothman in exchange for purchase. Such shares were valued at $0.28125 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about July 8, 1999, the Company issued 10,000 shares of its common stock to John G. Charles in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about July 27, 1999, the Company issued 5,000 shares of its common stock to Sherry R. Ball in exchange for corporate video design and development services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about July 26, 1999 the Company issued 98,467 shares of its common stock to Amram Rothman in exchange for purchase. Such shares were valued at $0.30467 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about July 29, 1999, the Company issued 18,577 shares of its common stock to Hiroko Yoshida in exchange for scientific and product development services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

         On or about August 6, 1999, the Company issued 9,883 shares of its common stock to Hiroko Yoshida in exchange for scientific and product development services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

         On or about August 6, 1999, the Company issued 50,000 shares of its common stock to Danilo Lasic in exchange for scientific, laboratory, and technical advice rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 27, 1999, the Company issued 200,000 shares of its common stock to Francis Pizzuli in connection with a settlement reach in litigation. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 27, 1999, the Company issued 237,079 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about October 4, 1999, the Company issued 4,000 shares of its common stock to John G. Charles in exchange for sales and marketing services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about October 13, 1999 the Company issued 384,000 shares of its common stock to Amram Rothman in in debt conversion. Such shares were valued at $0.09375 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D.

         On or about October 19, 1999 the Company issued 100,000 shares of its common stock to Amram Rothman in debt conversion. Such shares were valued at $0.075 per share and were issued pursuant to the exemption from registration under Rule 504 or Regulation D.


--------------------------------------------------------------------------------
ITEM 11.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
--------------------------------------------------------------------------------


         The Company is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. As of October 13, 1999, there were 7,296,496 shares of stock issued and outstanding. The Company also is registereing all of its 8% Series A Senior Subbordinated
Convertible Redeemable Debentures and 8% Series B Senior Subbordinated Convertible Redeemable Debentures and the shares of common stock into which the debentures are redeemable. As of September 30, 1999, the Company had issued one 8% Series A Senior Subbordinated Convertible Redeemable Debenture in the amount of $500,000 and one 8% Series B Senior Subbordinated Convertible Redeemable Debenture in the amount of $500,000.

Capital Stock

         Each of the holders of record of stock is entitled to one (1) vote per share thereof at all shareholder meetings for all purposes, including the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution after the payment of ll debts and other liabilities. Shares of common stock are not redeemable and the holders have no conversion rights, pre-emptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. The common stock does not carry cumulative voting rights. All issued and outstanding shares of common stock are fully-paid and non-assessable.

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

         "Anti-Takeover"  Provisions.  Although  the Board of  Directors  is not
presently  aware  of  any  takeover  attempts,   the  Company's  Certificate  of

Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 100,000,000 shares of Common Stock, par value $0.001 per share. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of its shares of common stock except as described herein. Through October 13, 1999, the Company had issued 7,296,496 shares of stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and By-laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

         Voting Rights. Except as set forth below, every holder of shares present in person or by proxy or by representative, attorney or proxy appointed under the Company's By-laws at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of shares who is present in person or by proxy or representative has one vote for every fully paid share held by him, registered in each shareholder's name on the Company's stockholder list. Unless a poll is demanded, every question submitted to a meeting of holders of shares shall be decided by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, in either a poll or a show of hands, the chairman shall have a second or casting vote. Notwithstanding the above, restrictions are imposed on voting rights in the following circumstances: (a) if two or more persons are registered as the holder of the share, the only one of the holders entitled to vote is the senior who tenders a vote, seniority being determined by the order of names in the company's list of stockholders; (b) if the terms upon which the shares was issued restrict the voting rights attaching to that share, the holder is entitled to vote only in accordance with the terms upon which that share was issued (neither any shares currently outstanding nor the common shares have restricted voting rights).

         Article II Section 5 of the Company's By-laws allows that the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. All resolutions (e.g. resolutions for the election of directors, the approval of increase in authorized capital, approval of financial statements, amending the Articles of Incorporation and By-laws; authorizing liquidation or a going private transaction) require the affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote.

         Not less than ten days' notice of any general shareholders meeting, specifying the place, day and hour of the meeting, specifying the general nature of the business, shall be given to the shareholders.

         Article III Section 4 of the Company's By-laws allows that any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote with or without a stockholders meeting.

         Certain Voting Requirements. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote thereon.

         Restricted Shares. Restricted shares may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

         Reports to Shareholders. The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year containing unaudited summary financial information and such other periodic reports as it may deem appropriate or as required by law.

Debentures
8% Series A Senior Subordinated Convertible Redeemable Debenture:

         As part of an offering made pursuant to Rule 504 under Regulation D which ran from December 1, 1997 through June 1, 1999, the Company entered into a Securities Subscription Agreement with Amran Rothman. Pursuant to the Securities Subscription Agreement, the Company issued an 8% Series A Senior Subordinated Convertible Redeemable Debenture. The Series A Debenture had a face amount of $500,000. Amram Rothman paid the Company a consideration of $500,000 for the issuance of the Debenture.

         Under the terms of the Series A. Debenture, the Company agreed to pay Amram Rothman or his authorized successors or assigns, the aggregate principal face sum of the Debenture in July 2001 together with interest on the principal sum outstanding at the rate of 8% per annum commencing in August of 1999.

         The Debenture provides that multiple debentures in denominations of $10,000 may be issued up to the face value of the Debenture. The Debenture provides that such debentures may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended, and applicable state securities laws.

         The holders of the debentures are entitled, at their option, at any time immediately following the execution of the subscription agreement and delivery of the debenture, to convert all or any amount over $10,000 of the principal face amount of the debenture then outstanding into freely tradeable common stock of the Company. Pursuant to the terms of the Debenture, the conversion price for each share of common stock is equal to 75% of the average closing bid price of the common stock as reported on the National Association of Securities Dealers electronic Bulletin Board (OTC Bulletin Board) for the three
(3) consecutive trading days immediately preceding the date of receipt by the Company of a Notice of Conversion from the debenture holder. If the number of converted shares would as a matter of law or pursuant to regulatory authority require the Company to seek shareholder approval of such issuance, the Company is required to take necessary steps to seek such approval.

         At the time of conversion, interest is calculated on the debenture amount converted into shares and interest is paid on such amount at the annual rate of 8%. The dollar amount of interest payable is calculated based upon the total amount of payments actually made by the holder of the debenture in connection with the purchase of the debenture at the time any interest payment is due.

         All the Company's common stock issued in connection with the Debentures is issued pursuant to Rule 504 of Regulation D in accordance with the terms of the Subscription Agreement.


         Pursuant to the terms of the Debenture, at any time after ninety (90) days of the issuance of the debenture, the Company has the option to pay the holder of the debenture 125% of the principal amount of the debenture, in the event no conversion of the debenture has occurred.

8% Series B Senior Subordinate Convertible Redeemable Debenture:

         As part of an offering made pursuant to Rule 504 under Regulation D which ran from July 1, 1999 through the present, the Company entered into a Securities Subscription Agreement with BSD Holdings, LLC. Pursuant to the
Securities Subscription Agreement, the Company issued an 8% Series B Senior Subordinated Convertible Redeemable Debenture. The Series B Debenture had a face amount of $500,000. BSD Holdings, LLC paid the Company a consideration of $500,000 for the issuance of the Debenture.

         Under the terms of the Series A. Debenture, the Company agreed to pay DSB Holdings, LLC or its authorized successors or assigns, the aggregate principal face sum of the Debenture in July 2001 together with interest on the principal sum outstanding at the rate of 8% per annum commencing in August of 1999.

         The Debenture provides that multiple debentures in denominations of $10,000 may be issued up to the face value of the Debenture. The Debenture provides that such debentures may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended, and applicable state securities laws.

         The holders of the debentures are entitled, at their option, at any time immediately following the execution of the subscription agreement and delivery of the debenture, to convert all or any amount over $10,000 of the principal face amount of the debenture then outstanding into freely tradeable common stock of the Company. Pursuant to the terms of the Debenture, the conversion price for each share of common stock is equal to 75% of the average closing bid price of the common stock as reported on the National Association of Securities Dealers electronic Bulletin Board (OTC Bulletin Board) for the three
(3) consecutive trading days immediately preceding the date of receipt by the Company of a Notice of Conversion from the debenture holder. If the number of converted shares would as a matter of law or pursuant to regulatory authority require the Company to seek shareholder approval of such issuance, the Company is required to take necessary steps to seek such approval.

         At the time of conversion, interest is calculated on the debenture amount converted into shares and interest is paid on such amount at the annual rate of 8%. The dollar amount of interest payable is calculated based upon the total amount of payments actually made by the holder of the debenture in connection with the purchase of the debenture at the time any interest payment is due.

         All the Company's common stock issued in connection with the Debentures is issued pursuant to Rule 504 of Regulation D in accordance with the terms of the Subscription Agreement.

         Pursuant to the terms of the Debenture, at any time after ninety (90) days of the issuance of the debenture, the Company has the option to pay the holder of the debenture 125% of the principal amount of the debenture, in the event no conversion of the debenture has occurred.

--------------------------------------------------------------------------------
ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


--------------------------------------------------------------------------------
ITEM 13.          Financial Statements
--------------------------------------------------------------------------------

         The following financial statements, audited for the fiscal year ended 1998 and unaudited for the months of 1999 ended September 30, 1999, are filed with this Form 10- SB:

1998 FINANCIAL TO BE INSERTED

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                                   ----------




                              FINANCIAL STATEMENTS
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS
                   as of September 30, 1999 and June 30, 1999,
                and for the period from inception, June 10, 1996,
                              to September 30, 1999



                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                                TABLE OF CONTENTS
                                   ----------

                                                                                                          Page(s)
                                                                                                          -------

Report of Independent Accountants                                                                           F-2

Financial Statements:

  Balance Sheet as of September 30, 1999 and
    June 30, 1999                                                                                           F-4

  Statement of  Operations  for the three  months ended  September  30, 1999 and
    1998, and for the period from inception, June 10, 1996, to
    September 30, 1999                                                                                      F-5

  Statement of  Stockholders'  Deficit for the three months ended  September 30,
    1999 and 1998, and for the period from inception,
    June 10, 1996, to September 30, 1999                                                                    F-6

  Statement of Cash Flows for the three  months  ended  September  30,  1999 and
    1998, and for the period from inception, June 10, 1996,
    to September 30, 1999                                                                                   F-8

Notes to Financial Statements                                                                               F-9

                       Report of Independent Accountants
                       ---------------------------------



To the Stockholders of
Endovasc Ltd., Inc.


We have audited the accompanying balance sheet of Endovasc Ltd., Inc. (a development stage enterprise) as of June 30, 1999, and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit. We also audited the adjustments described in Note 2 that were applied to restate the financial statements for the year ended June 30, 1998 and for the period from inception, June 10, 1996. The financial statements of the Company as of and for the year ended June 30, 1998 and for the period from inception, June 10, 1996 before restatement were audited by other auditors whose report dated December 10, 1998 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Endovasc Ltd., Inc. as of June 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.








                                    Continued

Endovasc Ltd., Inc.
Page 2



The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements and discussed in Note 9, the Company has incurred significant recurring losses from operations since inception, is in a negative working capital and stockholders' deficit position at June 30, 1999, and is dependent on outside sources of financing for continuation of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to this matter are also discussed in Note 13. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Ham, Langston & Brezina. L.L.P.
-----------------------------------
Ham, Langston & Brezina, L.L.P.

Houston, Texas
September 2, 1999

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                                  BALANCE SHEET
                             June 30, 1999 and 1998
                                   ----------

          ASSETS
          ------

Current assets:
  Cash and cash equivalents                                         $   120,058
  Prepaid expenses                                                        5,014
                                                                    -----------

    Total current assets                                                125,072

Property and equipment, net                                               9,483
Deposits                                                                  2,900
                                                                    -----------

      Total assets                                                  $   137,455
                                                                    ===========


LIABILITIES AND STOCKHOLDERS' DEFICIT
-------------------------------------

Current liabilities:
  Current maturities of long-term debt                              $    53,482
  Note payable to shareholder                                            85,248
  Accounts payable                                                       85,666
  Accrued liabilities                                                   361,956
                                                                    -----------

    Total current liabilities                                           586,352

Long-term debt, net of current maturities                                30,918
Convertible debentures                                                  180,000
                                                                    -----------

      Total liabilities                                                 797,270
                                                                    -----------

Commitment and contingencies

Stockholders' deficit:
  Common stock, $.001 par value, 100,000,000
    shares, authorized, 8,374,490 shares
    issued and 5,639,490 shares outstanding                               8,374
  Additional paid-in capital                                          2,125,459
  Losses accumulated during the development
    stage                                                            (2,776,737)
  Treasury stock                                                        (16,911)
                                                                    -----------

    Total stockholders' deficit                                        (659,815)
                                                                    -----------

      Total liabilities and stockholders'
        deficit                                                     $   137,455
                                                                    ===========





   The accompanying notes are an integral part of these financial statements.


                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                             STATEMENT OF OPERATIONS
                   for the years ended June 30, 1999 and 1998
                and for the period from inception, June 10, 1996,
                                to June 30, 1999
                                 ----------


                                                                                  Year Ended
                                                                                   June 30,
                                                            Year Ended               1998                Inception
                                                              June 30,           As Restated            to June 30,
                                                               1999              (See Note 2)              1999
                                                            ----------           ------------           -----------

Income:
  Sales                                                     $    5,000           $      -               $     5,000
  Interest income                                                 -                     -                       653
  Other income                                                    -                     -                     3,618
                                                            ----------           -----------            -----------

    Total income                                                 5,000                  -                     9,271
                                                            ----------           -----------            -----------

Costs and expenses:
  Operating, general and adminis-
    trative expenses                                           396,454               418,056              1,384,203
  Research and development costs                               211,278               607,384              1,199,332
  Interest expense                                             193,811                 7,394                202,473
                                                            ----------           -----------            -----------

    Total costs and expenses                                   801,543             1,032,834              2,786,008
                                                            ----------           -----------            -----------

Net loss                                                    $ (796,543)          $(1,032,834)           $(2,776,737)
                                                            ==========           ===========            ===========


Weighted average shares outstanding                          7,217,096             6,757,534
                                                            ==========           ===========

Basic and diluted net loss per
  common share                                              $    (0.11)          $     (0.15)
                                                            ==========           ===========


   The accompanying notes are an integralpart of these financial statements.



                                       F-5
                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                       STATEMENT OF STOCKHOLDERS' DEFICIT
                      for the years ended June 30, 1999 and
                1998, and for the period from inception, June 10,
                              1996 to June 30, 1999
                                    ----------
                                                                                                 Losses
                                                                                               Accumulated
                                                                  Additional                    During the
                                            Common Stock           Paid-In           Treasury   Development
                                         Amount        Shares      Capital            Stock        Stage             Total
                                         ------        ------      -------            -----        -----             -----

Balance at inception, June 10, 1996      $  -              -      $     -           $     -     $      -          $     -

Stock issued for equity securities
  in 1996                                 2,332       2,332,000      300,000              -            -             302,332

Stock issued for purchase of patent
  rights in 1996                          2,188       2,188,000      282,252              -            -             284,440

Stock issued for services in 1997         1,702       1,702,000      354,198              -            -             355,900

Stock issued for cash in June 1997          305         304,571      205,196              -            -             205,501

Losses accumulated during the
  period from inception, June 10,
  1996, to June 30, 1997                    -              -            -                 -        (947,360)        (947,360)
                                         ------       ---------   ----------        ----------  ------------      ----------

Balance at June 30, 1997                  6,527       6,526,571    1,141,646              -        (947,360)         200,813

Stock issued for purchase of patent
  rights in September 1997                  200         200,000      199,800              -            -             200,000

Stock issued for services in 1998            77          77,380       55,516              -            -              55,593

Stock subject to rescission                 -              -            -              (16,911)        -             (16,911)

Net loss accumulated in 1998                -              -            -                 -      (1,032,834)      (1,032,834)
                                         ------       ---------   ----------        ----------  -----------       ----------

Balance at June 30, 1998                  6,804       6,803,951    1,396,962           (16,911)  (1,980,194)        (593,339)


   The accompanying notes are an integral part of these financial statements.

                                    Continued




                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                  STATEMENT OF STOCKHOLDERS' DEFICIT, Continued
                 for the years ended June 30, 1999 and 1998, and
          for the period from inception, June 10, 1996 to June 30, 1999
                                   ----------
                                                                                                     Losses
                                                                                                  Accumulated
                                                                      Additional                  During the
                                         Common Stock                  Paid-In      Treasury      Development
                                      Amount        Shares             Capital       Stock           Stage               Total
                                      ------        ------             -------       -----           -----               -----

Conversion of debentures to
  common stock                         1,208       1,208,077             443,792         -               -                445,000

Stock issued for services                362         362,462             284,705         -               -                285,067

Net loss accumulated in 1999             -              -                   -            -           (796,543)           (796,543)
                                      ------       ---------          ----------   ----------     -----------          ----------

Balance at June 30 ,1999              $8,374       8,374,490          $2,125,459   $  (16,911)    $(2,776,737)         $ (659,815)
                                      ======       =========          ==========   ==========     ===========          ==========

   The accompanying notes are an integral part of these financial statements.


                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                             STATEMENT OF CASH FLOWS
                      for the years ended June 30, 1999 and
                  1998, and for the period from inception, June
                           10, 1996, to June 30, 1999
                                   ----------

                                                              Year Ended          Year Ended             Inception
                                                                June 30,            June 30,            to June 30,
                                                                 1999                1998                   1999
                                                              ----------          -----------           -----------

Cash flows from operating activities:
  Net loss                                                    $ (796,543)         $(1,032,834)          $(2,776,737)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Common stock and stock options
      issued as compensation for services                        285,067               55,593               896,560
    Write down of long-lived assets to
      fair value                                                    -                 200,000               284,440
    Depreciation expense                                           3,242                3,150                 9,512
    Deferred income tax expense                                     -                    -                    7,994
    Amortization of discount on con-
      vertible debentures                                        125,000                 -                  125,000
    Changes in operating assets and
      liabilities:
      (Increase) decrease in prepaid
        expenses and deposits                                     22,336               76,403                (7,914)
      Increase (decrease) in accounts
        payable and accrued liabilities                          (16,474)             448,330               439,628
                                                              ----------          -----------           -----------
          Net cash used in operating
            activities                                          (377,372)            (249,358)           (1,021,517)
                                                              ----------          -----------           -----------
Cash flows from investing activities:
  Capital expenditures                                            (3,198)                -                  (18,995)
  Proceeds received from repayment of
    loan to stockholder                                             -                  71,854                  -
                                                              ----------          -----------           -----------
          Net cash used in investing
            activities                                            (3,198)              71,854               (18,995)
Cash flows from financing activities:
  Proceeds from sale of equity securities                           -                    -                  302,332
  Proceeds from sale of common stock                                -                    -                  205,501
  Proceeds from sale of convertible
    debenture and related conversion
    feature                                                      500,000                 -                  500,000
  Issuance (repayment) of notes payable                          (12,390)              72,474                84,400
  Proceeds from advances from
    stockholders                                                  10,100               75,148                85,248
  Purchase of treasury stock                                        -                 (16,911)              (16,911)
                                                              ----------          -----------           -----------
          Net cash provided by financing
            activities                                           497,710              130,711             1,160,570
                                                              ----------          -----------           -----------

Net increase in cash and cash equivalents                        117,140              (46,793)              120,058

Cash and cash equivalents at beginning
  of period                                                        2,918               49,711                  -
                                                              ----------          -----------           -----------
Cash and cash equivalents at end of

  period                                                      $  120,058          $     2,918           $   120,058
                                                              ==========          ===========           ===========
Supplemental disclosure of cash flow information:

  Cash paid for interest expense                              $   63,105          $     7,394           $    71,767
                                                              ==========          ===========           ===========
  Cash paid for income taxes                                  $     -             $     -               $      -
                                                              ===========         ===========           ============

   The accompanying notes are an integral part of these financial statements.

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                          NOTES TO FINANCIAL STATEMENTS
                                   ----------

1.     Organization and Summary of Significant Accounting Policies
       -----------------------------------------------------------

       Endovasc, Ltd., Inc. (the "Company") was incorporated under the laws of the State of Nevada on June 10, 1996. The Company's principal business is the production of various drugs that can be administered using the liposomal drug delivery system. The Company believes that its drug delivery system will ultimately be widely used by cardiologists, interventional radiologists and vascular surgeons. The Company is considered a development stage enterprise because it has not yet generated significant revenue from sale of its products and has devoted substantially all of its efforts in raising capital.

       Significant Estimates
       ---------------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from estimates making it reasonably possible that a change in the estimates could occur in the near term.

       Cash and Cash Equivalents
       -------------------------

       The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

       Property and Equipment
       ----------------------

       Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Expenditures for major renewals and betterments that extend the original estimated economic useful lives of the applicable assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

                                    Continued


                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

1.     Organization and Summary of Significant Accounting Policies,
       ------------------------------------------------------------
       continued
       ---------

       Issuance Costs
       --------------

       Debt issuance costs are deferred and recognized, using the interest method, over the term of the related debt.

       Income Taxes
       ------------

       The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end. The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

       Research and Development Expenses
       ---------------------------------

       Research and development costs are expensed as incurred. These costs consist of direct and indirect costs associated with specific projects.

       Stock-Based Compensation
       ------------------------

       Stock-based compensation is accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", rather than applying the fair value method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation".

       Loss Per Share
       --------------

       Basic and diluted loss per share is computed on the basis of the weighted average number of shares of common stock outstanding during each period. Common equivalent shares from common stock options and warrants are excluded from the computation as their effect would dilute the loss per share for all periods presented.

                                    Continued


                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------




       Fair Value of Financial Instruments
       -----------------------------------

       The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

1.     Organization and Summary of Significant Accounting Policies,
       ------------------------------------------------------------
       continued
       ---------

       Comprehensive Income
       --------------------

       The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which requires a company to display an amount representing comprehensive income as part of the Company's basic financial statements. Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments. The Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, comprehensive income and net income are identical.


2.     Prior Period Adjustments
       ------------------------

       During the period from inception, June 10, 1996, to June 30, 1997, and during the year ended June 30, 1998, the Company issued common stock to compensate key employees, consultants and certain vendors and to purchase the rights to use specific patents. The issuance of such stock was not afforded consistent accounting treatment but was generally recorded at par value or some other nominal value in the Company's financial statements. Generally accepted accounting principles require that common stock issuances be recorded at the estimated fair value of the stock issued or at the fair value of consideration received or services provided if such value is more readily determinable.

       During the year ended June 30, 1998 the Company entered into an agreement to purchase the rights to a specific patent. The purchase price was $125,000 (payable at $50,000 upon execution of the agreement and $75,000 by December 31, 1997) and 200,000 shares of the Company's common stock. The Company issued the stock and made the $50,000 payment. However, the Company has yet to make the final $75,000 payment. Per the agreement, if the final payment is not made within seven months of the execution of the agreement, the final payment is increased to $150,000 plus the issuance of an additional 200,000 shares of the Company's common stock. Although this matter is currently being disputed, generally accepted accounting principles requires these additional amounts to be accrued in the period they became due. Accordingly, these amounts have been accrued in the financial statements for the year ended June 30, 1998.





                                    Continued


                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

2.     Prior Period Adjustments, continued
       -----------------------------------

       The Company also capitalized the costs of purchasing and protecting patent rights during the year ended June 30, 1998. Generally accepted accounting principles require all long-lived assets to be reviewed for impairment and written down to their estimated fair value based on expected future cash flows generated by the asset. Since it is unknown whether this patent will ever generate cash flow for the Company, all costs associated with the patent have been recorded as research and development expense during the year ended June 30, 1998.

       The effect of correcting these errors in application of generally accepted accounting principles on the Company's financial statements at June 30, 1998 and 1997 is as follows:

                                               June 30,             June 30,
                                                 1998                 1997
                                              ----------           ----------

         Decrease in total assets             $ (321,815)          $     -
                                              ==========           ==========

         Increase in total liabilities        $ (209,000)          $     -
                                              ==========           ==========

         Increase in additional paid-in
           capital                            $   36,317           $  488,569
                                              ==========           ==========

         Increase in accumulated deficit      $ (567,132)          $ (488,569)
                                              ==========           ==========

         Increase in net loss for the
           year ended June 30, 1998           $ (567,132)
                                              ==========

         Increase in net loss per common
           share for the year ended
           June 30, 1998                      $    (0.08)
                                              ==========

                                    Continued



                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

3.     Property and Equipment
       ----------------------

      Property and equipment at June 30, 1999 consists of the following:

         Office furniture, fixtures and
           equipment                                                                          $   18,995

         Less accumulated depreciation                                                            (9,512)
                                                                                              ------------

                                                                                              $    9,483
                                                                                              ============

       Depreciation expense during the year ended June 30, 1999 was $3,242.


4.     Notes Payable and Convertible Debentures
       ----------------------------------------

       Notes payable at June 30, 1999 consist of the following:

       Notes payable to a bank,  bearing  interest  of prime  (8.25% at June 30,
         1999) plus 1% per year and due in monthly installments of up to $1,238,
         including   interest,   through   November   2002.   These   notes  are
         uncollateralized but are guaranteed by two stockholders
         of the Company.                                                                      $   65,689

       Notes payable to a company, bearing
         interest of 6%, with principal and
         interest due on demand.  These notes
         are uncollateralized.                                                                    18,711

       Notes payable to stockholders, bearing
         interest of 10% per year and due on
         demand.  These notes are uncollater-
         alized.                                                                                  85,248
                                                                                              ----------

           Total notes payable                                                                   169,648

       Less current maturities                                                                  (138,730)
                                                                                              ----------

                                                                                              $   30,918
                                                                                              ==========

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

4.     Notes Payable and Convertible Debentures, continued
       ---------------------------------------------------

       At June 30, 1999, the Company owed amounts under convertible debentures totaling $180,000. The debentures bear interest at a stated rate of 8% per year, payable at maturity in common stock of the Company. These debentures mature in July 2001 and are convertible to shares of the Company's common stock at a conversion price per share equal to 75% of the average closing bid price of the common stock for the three days immediately preceding the date of conversion. During the fiscal year ended June 30, 1999 $320,000 of the original $500,000 debenture was converted to common stock.

       Future annual maturities of notes payable and convertible debentures at June 30, 1999 are as follows:

         Year Ended
          June 30,                                 Amount
          --------                                 ------

            2000                                 $  138,730
            2001                                     12,578
            2002                                    193,758
            2003                                      4,582
                                                 ----------

                                                 $  349,648
                                                 ==========


5.     Income Tax
       ----------

       The composition of deferred tax assets and the related tax effects at June 30, 1999 are as follows:


         Benefit from carryforward of net
           operating losses                      $  406,769

         Less valuation allowance                (406,769)

           Net deferred tax asset                $     -
                                                 ==========

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

5.     Income Tax, continued
       ---------------------

       The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss is as follows:



                                                           1999                               1998
                                                 --------------------------       ---------------------------
                                                                 Percentage                        Percentage
                                                                 of Pre-Tax                        of Pre-Tax
                                                   Amount           Loss            Amount            Loss
                                                   ------           ----            ------            ----

         Benefit for income tax at
           federal statutory rate                $  270,825         34.0%         $  351,164          34.0%
         Non-deductible expenses                    (17,096)        (2.1)           (198,124)        (19.2)
         Increase in valuation
           allowance                               (253,729)       (31.9)           (153,040)        (14.8)
                                                 ----------        -----          ----------         -----

           Total                                 $     -             -  %         $     -              -  %
                                                 ==========        =====          ==========         =====


       The non-deductible expenses shown above related primarily to the issuance of common stock for services using different valuation methods for financial and tax reporting purposes.

       At June 30, 1999, for federal income tax and alternative minimum tax reporting purposes, the Company has approximately $1,200,000 of unused net operating losses available for carryforward to future years. The benefit from carryforward of such net operating losses will expire in various years between 2016 and 2019 and could be subject to severe limitations if significant ownership changes occur in the Company.

                                    Continued


                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------


6.     Stock Options
       -------------

       Effective December 9, 1997, the Company entered into a stock option agreement with an employee that granted the employee an option to purchase up to 600,000 shares of the Company's restricted common stock at a below market purchase price. The option is for a three year period expiring December 8, 2000. According to the agreement the employee vests in these options as follows:

                Date Vested                             Amount

              December 9, 1998                        $  200,000
              December 9, 1999                           200,000
              December 9, 2000                           200,000
                                                      ----------
                                                      $  600,000
                                                      ==========

6.     Stock Options, continued
       ------------------------

       The Company recognized compensation expense with respect to these stock options in the amount of $50,000.

       During the year ended June 30, 1998, the Company also executed an agreement with a former director of the Company under which the Company compensated the former director for past services by grant of options to acquire 50,000 shares of the Company's restricted common stock at $0.75 per share, which approximates market value, for a term of three years.

       During the year ended June 30, 1999, the Company also granted stock options to acquire up to 250,000 shares of the Company's restricted common stock. These stock options have a three year term and an exercise price of $0.40 - $0.75 per share, which approximated market value at date of grant.

       The Company periodically issues incentive stock options to key employees, officers, directors and outside consultants to provide additional incentives to promote the success of the Company's business and to enhance the ability to attract and retain the services of qualified persons. The issuance of such options are approved by the Board of Directors. The exercise price of an option granted is determined by the fair market value of the stock on the date of grant.

       The Company has issued stock options to employees and non-employee consultants as follows:

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------




                                  Number of Shares
                              Employee       Non-employee         Total       Exercisable       Exercise Price
                              --------       ------------         -----       -----------       --------------

       Options outstand-
         ing at June 30,
         1997                    -                -                 -              -

       Options granted        600,000           50,000           650,000         50,000         $0.10-$0.75
                              -------          -------           -------        -------

       Options outstand-
         ing at June 30,
         1998                 600,000           50,000           650,000         50,000         $0.10-$0.75

       Options granted           -             250,000           250,000        100,000         $0.40-$0.75
                              -------          -------           -------        -------

       Options outstand-
         ing at June 30,
         1999                 600,000          300,000           900,000        350,000         $0.10-$0.75
                              =======          =======           =======        =======


6.     Stock Options, continued
       ------------------------

       Following is a summary of outstanding options at June 30, 1999:


              Number of Shares              Vested              Expiration Date              Exercise Price
              ----------------              ------              ---------------              --------------

                  600,000                   200,000             December, 2000                   $0.10
                   50,000                    50,000             May, 2001                         0.75
                  100,000                   100,000             June, 2001                        0.40
                  150,000                      -                October, 2001                     0.75
                  -------                   -------

                  900,000                   350,000
                  =======                   =======


       The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock- Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options.

       Proforma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999 and 1998: risk-free interest rate of 6%; no dividend yield; weighted average volatility factor of the expected market price of the Company's common stock of 0.70; and a weighted-average expected life of the options of 3 years.

                                    Continued


                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------


       The  Black-Scholes  option  valuation  model  was  developed  for  use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


6.     Stock Options, continued
       ------------------------

       For purposes of proforma disclosures, the estimated fair value of the options is included in expense at the date of issuance because the options may be fully exercised at that date. The Company's proforma information follows:

                                                1999            1998
                                             ----------      -----------

         Net loss available to common
           stockholders                      $ (796,543)     $(1,032,834)
         Proforma net loss available to
           common stockholders               $ (886,943)     $(1,048,334)
         Proforma basic and dilutive
           loss per share                    $    (0.12)     $     (0.16)


7.     Commitments and Contingencies
       -----------------------------

       Lease Commitments
       -----------------

       The Company has entered into a one-year lease agreement for office space which is accounted for as an operating lease. Rent expense for the years ended June 30, 1999 and 1998 was $15,606 and $11,981, respectively.

       Impact of Year 2000
       -------------------

       The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing a disruption of business activities.

                                    Continued


                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------


       The Company has performed a complete assessment of the Year 2000 issue and believes that no significant modifications to its existing computer software will be required and that its existing computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company also believes that costs related to the Year 2000 issue will not be significant because the Company's systems have been designed to be Year 2000 compliant.

       Based on the Company's assessment of its relationships with significant suppliers and major customers to understand the extent to which the Company is vulnerable to any failure by third parties to remedy their own Year 2000 issues, management believes that the Company does not have significant exposure with respect to third parties.


9.     Going Concern Considerations
       ----------------------------

       Since its inception, as a development stage enterprise, the Company has not generated significant revenue and has been dependent on debt and equity raised from individual investors to sustain its operations. The Company has conserved cash by issuing its common stock to satisfy obligations, to compensate individuals and vendors and to settle disputes that have arisen. However, during the years ended June 30, 1999 and 1998, the Company incurred net losses of ($796,543) and ($1,032,834), respectively, and negative cash flows from operations of ($377,372) and ($272,761), respectively. These factors along with a ($461,280) negative working capital position at June 30, 1999 raise substantial doubt about the Company's ability to continue as a going concern.

       Management plans to take specific steps to address its difficult financial situation as follows:

   o In the near term the Company plans additional private sales of debt and common stock to qualified investors to fund its current operations.

   o In the intermediate term, the Company plans a public registration of its common stock under the Securities and Exchange Act of 1933 to provide a means of expanding the market for its common stock and to provide a means of obtaining the funds necessary to bring its products to the commercial market.

   o      In  the  long-term,   the  Company   believes  that  cash  flows  from
       commercialization   of  its  products  will  provide  the  resources  for
       continued operations.

                                    Continued


                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------


There can be no assurance that the Company's planned private sales of debt and equity securities or its planned public registration of common stock will be successful or that the Company will have the ability to commercialize its products and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon three key factors, as follows:

o The Company's ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the commercialization of its products.

o The ability of the Company to obtain positive test results of its products in clinical trials.

o The ability of the Company to ultimately achieve adequate profitability and cash flows to sustain its operations.


10.    Non-Cash Investing and Financing Activities
       -------------------------------------------

       During the years ended June 30, 1999, 1998 and 1997, the Company engaged in certain non-cash investing and financing activities as follows:

                                                                1999              1998             1997
                                                              --------          --------         --------

       Common stock issued in exchange
         for equity securities                                $   -             $   -            $302,332
                                                              ========          ========         ========

       Common stock issued upon conver-
         sion of debentures                                   $320,000          $   -            $   -
                                                              ========          ========         ========

       Common stock issued for purchase
         of patent rights                                     $   -             $200,000         $284,440
                                                              ========          ========         ========


                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                              FINANCIAL STATEMENTS
                               September 30, 1999









                                    UNAUDITED
                                -------------------


                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                                  BALANCE SHEET
                               September 30 , 1999


                                                      ASSETS


CURRENT ASSETS
           Cash                                                             $ 18,519
           Debenture Proceeds Receivable                                     369,500
           Prepaid Expenses                                                    2,094
                                                                     ------------------------

                           TOTAL CURRENT ASSETS                             $309,113




FIXED ASSETS
           Equipment and Furniture                     $20,297
           Less Accumulated Depreciation                10,387                 9,911




OTHER ASSETS
           Deposits
                                                                               2,900
                                                                   ------------------------


                           TOTAL ASSETS                                     $402,924
                                                                   ========================



                    UNAUDITED - FOR MANAGEMENT PURPOSES ONLY
                    ----------------------------------------


                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                                  BALANCE SHEET
                                September 30,1999


                                        LIABILITIES AND STOCKHOLDERS EQUITY


CURRENT LIABILITIES
       Accounts Payable                                                                           $161,543
       Accrued Expenses                                                                            330,652
       Deferred Income Tax                                                                           7,994
       Payroll Taxes Payable                                                                         8,881
       Current Portion of Long Term Debt                                                   ------------------------
       158,055

                           TOTAL CURRENT LIABILITIES                                              $667,125


LONG-TERM DEBT
       Notes Payable                                                        $166,455
       Convertible Debenture                                                 500,000
                                                                             666,455
       Less Current Portion                                                  158,055               508,400
                                                                                           ------------------------


STOCKHOLDERS EQUITY
       Common Stock, $0.001 Par Value
           100,000,000 Shares Authorized
                8,789,604 Issued and Outstanding                               8,789
       Preferred Stock, $0.001 Par Value
           20,000,000 Shares Authorized
                0 Shares Issued and Outstanding                                    0
       Treasury Stock                                                        (16,911)
       Paid in Capital     2,385,503
       Deficit Accumulation During Development Stage                      (3,149,983)             (772,601)
                                                                                           ------------------------


           TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                                              $402,924
                                                                                           ========================

                    UNAUDITED - FOR MANAGEMENT PURPOSES ONLY
                    ----------------------------------------

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                             STATEMENT OF OPERATIONS
                For the Three Months Ended on September 30, 1999



REVENUE                                                             $    14,283


OPERATING EXPENSES

                Research and Development Cost                       $   229,912
                Professional Fees                                        39,036
                Salaries                                                 45,652
                Other Selling & G&A                                      56,782
                                                                    -----------

                               Total Operating Expenses                 371,382


OTHER INCOME (EXPENSE)
                Depreciation                                               (875)
                Interest Expense                                           (989)
                                                                    -----------

                                                                         (1,864)

                Net Income (Loss)                                      (373,246)


                Retained Earnings 07/01/99                           (2,776,737)
                                                                    -----------

                Retained Earnings 09/30/99                           (3,149,982)
                                                                    -----------


                    UNAUDITED - FOR MANAGEMENT PURPOSES ONLY
                    ----------------------------------------



                                                ENDOVASC LTD., INC.
                                         (A DEVELOPMENT STAGE CORPORATION)
                                              STATEMENT OF OPERATIONS
                                 For the Three Months Ended on September 30, 1999


OPERATING ACTIVITIES

                Net Loss                                                           ($373,246)

                Adjustments  to  reconcile  net income to net cash  provided  by operating activities:
                           Depreciation and amortization                                 875
                           (Increase) decrease in:
                               Prepaid expenses                                        2,920
                               Debenture receivable                                 (369,500)

                           Increase (decrease) in:
                               Accounts Payable                                       75,877
                               Accrued Expenses                                          355
                               Short-term Debt                                        11,593

                           Net Cash Provided by operating activities                    --
                                                                                    (680,659)
                                                                                   -----------

FINANCING ACTIVITIES
                           Issue of Convertible Debt-Net                             320,000
                           Common Stock Issued                                           415
                           Additional paid in Capital                                260,044
                           Fixed Asset Additions                                      (1,302)

                           Net Cash Provided by Financing Activities                 579,557



                           INCREASE (DECREASE) IN CASH                              (101,539)

                           CASH AND EQUIVALENTS
                               Beginning of period                                      --
                                                                                     120,058
                                                                                   ---------
                               End of period                                       $  18,519
                                                                                   =========


                    UNAUDITED - FOR MANAGEMENT PURPOSES ONLY
                    ----------------------------------------


                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                   STATEMENT  OF  CHANGES IN  STOCKHOLDERS  EQUITY For the Three
                Months Ended on September 30, 1999


                                                          CAPITAL STOCK
                                                   Number of           Dollar        Paid in         Accumulated
                                                    Shares             Amount        Capital           Deficit
                                   --------------------------------------------------------------------------------


Balance at June 30, 1999                           8,374,160           $8,374      $2,125,459        $2,776,737


Issue of common stock for services
       in this period                                 79,898               79          71,590                 0


Issue of common stock for cash
       in this period                                335,546              336         179,664                 0


Net (loss) for the period ending
       June 30, 1999                                                                                   (373,246)


Balance at September 30, 1999                      8,789,604           $8,789      $2,385,503       ($3,149,983)
                                                 ============          ======      ==========       ============

                    UNAUDITED - FOR MANAGEMENT PURPOSES ONLY
                    ----------------------------------------

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       ORGANIZATION AND NATURE OF BUSINESS:
       The Company was organized under the laws of the State of Nevada on June 10, 1996. The principal business of the Company is to utilize its patents in the production of various drugs using a technology referred to as liposomal drug delivery for use by cardiologists, interventional radiologists and vascular surgeons.

       ORGANIZATIONAL and PATENT COST:
       The Company charges off certain cost incurred in connection with the development of its product and the formation of the corporation during the period in which they occur.

       FURNITURE AND EQUIPMENT:
       Furniture and equipment are stated at cost. Depreciation is computed using the straight-time method over a period of five to seven years.


NOTE 2 - NOTES PAYABLE
                A note payable to Bio-sphere Technology, Inc., dated May 10,
                1996 payable on demand with interest at 6% per annum                                         $7,500

                A note payable to Bio-sphere Technology, Inc., dated June 24,
                1996 payable on demand with interest at 6% per annum                                         $4,182

                A note payable to Bio-sphere Technology, Inc., dated July 8,
                1996 payable on demand with interest at 6% per annum                                         $7,029

                A note payable to a bank in monthly installments with a
                variable interest rate and guaranteed by a stockholder                                      $23,272

                A note  payable to a bank due on demand  with  interest  payable monthly at a variable rate and guaranteed by
                a stockholder                                                                               $42,417





                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30, 1999


Note 2-Continued

 A              short  term note  payable  to  shareholders  representing  funds advance to the company,  payable on demand. The note is interest free.
                                                                                                            $82,055
                                                                                                          ---------

                                                                                    Total                  $166,455
                                                                                                           ========

NOTE 3 - INCOME TAX:
                The Company accounts for the effects of income taxes under the deferred methods. Under this method deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable to the year of the calculation.



NOTE 4 - CONTINGENCIES
                STOCK OPTIONS: As of June 10, 1997 the Company adopted a stock option plan for the purchase of shares of the Company's common stock. Options have been granted to three employees and officers of the corporation the right to purchase up to 1,700,000 shares of the Company's stock at $0.10 per share. The options will be vested as follows:
                               First year of service       33% vesting
                               Second year of service      66% vesting
                               Third year of service       100% vesting



                CONVERTIBLE DEBENTURES:
                In July, 1999 the company entered into an agreement to issue $500,000 of convertible debentures at an exchange rate of 75% of the average price of a common share price of the prior 3 day period. The full amount has been subscribed and $130,500 has been advanced under this agreement. At September 30, 1999 no conversion to common shares has occurred.

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30, 1999



NOTE 4 - CONTINUED
                PENDING LITIGATION: A former employee and director of the Company fraudulently received money from the Company under the guise of purchasing materials for research. The district attorney has filed criminal charges and the Company plans to file civil proceedings to recover these funds. Certain stock options and capital stock subscriptions due this employee were canceled by the Board of Directors. The individual has filed notice of a cross complaint. The Company plans to pursue this matter vinously.

--------------------------------------------------------------------------------
ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

                On July 29, 1999, the Company engaged Ham, Langston & Brezina, L.L.P. ("HL&B") as its independent accountant and terminated the services of Ken Beverly & Associates, P.C. The decision to engaged HL&B as the Company's independent accountant was recommended and approved by the Company's Chief Executive Officer.

                The Company's change of accountants was not the result of any disagreement with the Company's previous accountant. During the past two years, the principal accountant's report on the financial statements for the Company have not contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles.


--------------------------------------------------------------------------------
ITEM 15.  Financial Statements and Exhibits
--------------------------------------------------------------------------------

                The following exhibits are filed with this Form 10-SB:

Assigned Number     Description
---------------     -----------


(2)       Plan of acquisition, reorganization, arrangement, liquidation, or succession. None.

(3)(ii)   By-laws of the Company: Included

(4)       Instruments defining the rights of holders including indentures:
                 Form 8% Series A Senior Subbordinated Convertible Redeemable Debenture

                 Form 8% Series B Senior Subbordinated Convertible Redeemable Debenture

(9)       Voting Trust Agreement: None

(10)      Material Contracts:  None

(11) Statement regarding computation of per share earnings: Computations can be determined from financial statements.

(16)                Letter on change in certifying accountant:   None

(21)                Subsidiaries of the registrant:   None

(24)                Power of Attorney:   None

(27)                Financial Data Schedule:   Included

(99)                Additional Exhibits:   None


--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------


                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 1999.


                         ENDOVASC LTD, INC.




                         By: /S/ David P. Summers
                             ---------------------
                             David P. Summers
                             Chairman and Chief Executive Officer